ATCO
GROUP

Corporate Office


08018482

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: Jodene.dutnall@atco.com

November 1, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL
RECEIVED
NOV 1 3 2006
WASH. D.C.
213
PROCESSING
SECTION

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	0.29	CAD	10/27/2006	11/08/2006	12/01/2006

Details: There was an typo on the form 5 filed on Oct 27/06. The dividend was incorrectly entered as .029 rather than the correct rate of 0.29

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: Frances.vanderBasch@atco.com
Submission Date: 10/30/2006 10:56:21
Last Updated: 10/30/2006 10:56:21

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	.029	CAD	10/27/2006	11/08/2006	12/01/2006
CU.X	0.29	CAD	10/27/2006	11/08/2006	12/01/2006
CU.PR.T	0.368750	CAD	10/27/2006	11/08/2006	12/01/2006
CU.PR.V	0.331250	CAD	10/27/2006	11/08/2006	12/01/2006
CU.PR.D	0.412500	CAD	10/27/2006	11/08/2006	12/01/2006
CU.PR.A	0.362500	CAD	10/27/2006	11/08/2006	12/01/2006
CU.PR.B	0.375000	CAD	10/27/2006	11/08/2006	12/01/2006

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: Frances.vanderBasch@atco.com
Submission Date: 10/27/2006 15:56:39
Last Updated: 10/27/2006 15:56:39

FILE NO. 82-34744



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1400, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, October 27, 2006 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
Class A Non-Voting	CU	0.29	08-Nov	01-Dec
Class B Common	CU.X	0.29	08-Nov	01-Dec
Series Q 5.90%	CU.PR.T	0.368750	08-Nov	01-Dec
Series R 5.30%	CU.PR.V	0.331250	08-Nov	01-Dec
Series S 6.60%	CU.PR.D	0.412500	08-Nov	01-Dec
Series W 5.80%	CU.PR.A	0.362500	08-Nov	01-Dec
Series X 6.00%	CU.PR.B	0.375000	08-Nov	01-Dec

Canadian Utilities Limited is part of the ATCO Group of Companies (www.atco.com). Canadian Utilities Limited is a premier Canadian based, worldwide organization of companies with assets of approximately $6.7 billion and more than 6,000 employees actively engaged in three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in technology, logistics and energy services.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502